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Exhibit 99.1

Materialise Reports Fourth Quarter 2014 Results

Leuven, Belgium – March 4, 2015 - Materialise NV (NASDAQ: MTLS), a leading provider of additive manufacturing software and of sophisticated 3D printing services, today announced its financial results for the fourth quarter ending December 31, 2014.

Highlights – Fourth Quarter 2014

•	Total revenue increased 20.9% from the fourth quarter of 2013 to 23,591 kEUR.

•	3D Printing software sales increased 50.8% from the fourth quarter of 2013.

•	Total software sales were 35.1% of total revenue.

•	Significant acceleration of R&D (increase of 1,758 kEUR) and S&M (increase of 2,641 kEUR).

•	Adjusted EBITDA, excluding non-cash stock based compensation expenses, was 927 kEUR for a 3.9% margin.

Executive Chairman Peter Leys commented, “Our first year as a public company has been very encouraging and we accomplished our plans operationally and financially. In the fourth quarter, we accelerated the deployment of funds we raised in our initial public offering, while continuing to execute our growth initiatives, in order to capitalize on exciting new opportunities in the 3D sector, taking steps to both strengthen and broaden our global sales force and to pursue an even wider array of promising R&D programs. The launch of our build processors, the solid progress we have made in our X-ray guide project, our acquisition of OrthoView, the extension of our technology offering to metal printing for medical purposes, the opening of a new sales and development office in China and the start of the i.materialise franchise program are just a few examples of the way in which we have been implementing our strategy. We are pleased that, in addition to launching these many initiatives, which should form the basis for our company’s future growth, we succeeded in significantly growing our business during 2014.”

Fourth Quarter 2014 Results

Total revenues for the fourth quarter of 2014 increased by 20.9% to 23,591 kEUR compared to 19,505 kEUR for the fourth quarter of 2013, driven by a very strong gain in the software segment and solid double-digit growth in the medical and industrial production segments. Excluding revenue from OrthoView, total revenue for the quarter increased 16.1%. Adjusted EBITDA, excluding stock-based compensation expenses, decreased from 2,315 kEUR to 927 kEUR, reflecting ongoing investments in both research and development (“R&D”), which increased by 1,758 kEUR to 19.8% of total revenue, and sales and marketing, which increased by 2,641 kEUR to 39.5% of total revenue. The Adjusted EBITDA margin in the fourth quarter was 3.9% compared to 11.9% in the fourth quarter in the last year.

Revenues from the 3D Printing Software segment, which offers proprietary software worldwide through programs that enable and enhance the functionality of 3D printers and 3D printing operations, increased by 50.8% to 5,424 kEUR for the fourth quarter of 2014 from 3,597 kEUR for the same quarter last year. Growth was fueled by a significant increase in new license sales across all regions, showing accelerated growth in revenue generated with Original Equipment Manufacturers (“OEMs”). EBITDA increased from 1,283 kEUR to 1,665 kEUR while the EBITDA margin declined to 30.7% from 35.7% last year due to significant increases in both sales and marketing (“S&M”) and R&D expenses, which, in line with the company’s announced strategy, collectively increased 62% year-over-year.

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Revenues from the Medical segment, which offers both a medical software platform and a portfolio of medical devices and clinical engineering services, increased by 18.0% to 8,813 kEUR for the fourth quarter of 2014 compared to 7,470 kEUR for the same period in 2013. Excluding the impact of the OrthoView acquisition on our fourth quarter 2014 results, organic growth in revenue was 5.4% compared to the fourth quarter of 2013. These results continue to reflect the impact of the conversion from perpetual to annual licenses and the maturation of the knee guide business. Sales of medical software increased 80.1% to 2,651 kEUR from 1,472 kEUR mainly due to the inclusion of OrthoView license revenue. Organic revenue from medical software licenses increased 16.4% as a result of the increase in annual licenses, which now represent 46% of new license sales as compared to 14% in last year’s period. Revenues from the direct sale of guides and implants increased by 53.5% from the prior-year period and represented 18% of total medical revenues in the fourth quarter. EBITDA decreased from 1,120 kEUR to 501 kEUR and the EBITDA margin fell to 5.7% from 15.0% due to significant investments in S&M and R&D expenses (up 39% compared to the fourth quarter of 2013), including the company’s investments in metal printing and X-ray guide technology, among others, which directly impacted profitability.

Revenues from the Industrial Production segment, which primarily offers 3D printing services to industrial and commercial customers, increased 14.0% to 9,563 kEUR for the fourth quarter of 2014 from 8,389 kEUR for the fourth quarter of 2013. Growth in the quarter was largely driven by higher sales of the company’s early-stage growth businesses (i.materialise and RapidFit), which collectively increased their revenue by 76%. Sales of end parts rose 40.2% in the fourth quarter of 2014 from the same period in the prior year. EBITDA declined to a loss of 38 kEUR from a profit of 293 kEUR and the EBITDA margin dropped to -0.4% from 3.5% for the fourth quarter of the prior year. Excluding the growth businesses, the EBITDA margin for the fourth quarter was 13.1% as compared to 16.4% the fourth quarter of the prior year.

Gross profit was 14,048 kEUR for the fourth quarter of 2014 compared to 10,611 kEUR for the fourth quarter of 2013. The gross profit margin increased to 59.5% for the fourth quarter of 2014 from 54.4% for the fourth quarter of the prior year. This increase was largely due to a greater mix of software revenue.

R&D expenses increased by 60% to 4,679 kEUR for the fourth quarter of 2014 from 2,921 kEUR for the same period in the prior year, reflecting continued investment with a number of active projects in various stages of development, including metal printing and X-ray. All of the company’s R&D spending was expensed and none was capitalized.

Sales, general and administrative expenses were 12,500 kEUR for the fourth quarter of 2014 compared to 7,866 kEUR for the fourth quarter of 2013, an increase of 58.5%. This 4,614 kEUR increase is partially related to the inclusion of OrthoView in the fourth quarter numbers, and partially the result of the substantial increase in number of new recruits in the sales and marketing organization of all three segments.

Other operating income increased by 572 kEUR to 2,230 kEUR in the fourth quarter of 2014 from 1,658 kEUR in the same period of prior year. For the fourth quarter of 2014, 1,288 kEUR out of the 2,230 kEUR consisted of withholding tax exemptions for qualifying researchers and partial funding of R&D projects, as compared to 602 kEUR for the fourth quarter of 2013.

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Financial income for the fourth quarter of 2014 rose to 368 kEUR from a loss of (491) kEUR in the same period in the prior year due to a foreign exchange gain on the portion of initial public offering proceeds kept in U.S. dollars.

Net loss for the fourth quarter of 2014 was (546) kEUR, versus a profit of 1,224 kEUR for the same period in the prior year. Total comprehensive loss for the fourth quarter of 2014, which reflects exchange differences on translation of foreign operations, was (657) kEUR compared to a profit of 1,303 kEUR for the same period in the prior year.

At December 31, 2014, the company had cash and equivalents of 51,019 kEUR, not including 10,000 kEUR held to maturity investments, together representing an increase of 48,421 kEUR since December 31, 2013, largely due to cash received from the company’s initial public offering. Cash flow from operations in the fourth quarter of 2014 was (419) kEUR.

Net shareholders’ equity at December 31, 2014 was 85,167 kEUR, an increase of 67,432 kEUR since December 31, 2013.

Full year 2014 Results

Total revenues for the year ended December 31, 2014 increased by 18.4% to 81,355 kEUR as at December 31, 2014 compared to 68,722 kEUR for the year ended December 31, 2013, driven by a strong performance of the software and industrial production segments. Adjusted EBITDA margin decreased from 11.1% for the year ended December 31, 2014 to 7.1% for the year ended December 31, 2013, a decrease of 1,858 kEUR. This decrease is the combined result of a 42.4% increase in R&D expenses and a 23.2% increase in S&M expenses.

Revenues from the 3D Printing Software segment increased by 34.7% to 18,095 kEUR for the twelve months of 2014 compared to 13,432 kEUR for 2013. This growth was fueled by a 48% increase in new licenses and a 54% increase of sales to OEM’s. The EBITDA margin decreased from 38.3% in 2013 to 36.4% in 2014, as a result of the 40% increase in S&M and R&D expenses.

Revenues from the medical segment showed a 7.3% growth by the end of Dec 2014 to 30,034 kEUR from 27,992 kEUR by the end of 2013, driven by an 8.8% increase in revenue from medical software and a 43% increase in direct sale of guides and implants. EBITDA margin decreased from 17.8% to 9.7% resulting from the 21% increase in S&M and R&D expenses.

Revenues from the industrial production segment increased from 27,239 kEUR for the twelve months of 2013 up to 33,222 kEUR by the end of 2014, a growth of 22,0%. Revenue from end parts increased by 47%. EBITDA margin decreased from 3.8% in 2013 to 3.4% in 2014 as a result of our investments made in the two growth businesses (i.materialise and RapidFit). Excluding the growth businesses, the EBITDA margin for the full year 2014 was 14.5% as compared to 14.2% for the full year 2013.

Net profit decreased from 3,412 kEUR for 2013 to 1,872 kEUR for 2014.

2015 Guidance

In executing its long-term growth plans, Materialise expects to continue investing heavily in research and development and sales and marketing initiatives in fiscal 2015, building on programs begun in fiscal 2014 and implementing new initiatives intended to strengthen the company’s market leadership and take advantage of high-growth opportunities in the rapidly evolving 3D market. The new initiatives include the launch of new software solutions addressing the growing demand for manufacturing of end parts; the

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integration of the company’s 3D planning solutions in the OrthoView product portfolio; and the launch of metal printing for industrial purposes. Reflecting the accelerated pace of investment planned for 2015, management expects consolidated Adjusted EBITDA for fiscal 2015 to be between 4,000 kEUR and 5,000 kEUR. For fiscal 2015, management expects to report consolidated revenue between 99,000 kEUR and 101,000 kEUR.

Non-IFRS Measures

Materialise uses EBITDA and Adjusted EBITDA as supplemental financial measures of its financial performance. EBITDA is calculated as net profit plus income taxes, financial expenses (less financial income), shares of loss in a joint venture and depreciation and amortization. Adjusted EBITDA is determined by adding non-cash stock-based compensation expenses and non-recurring IPO related expenses to EBITDA. Management believes these non-IFRS measures to be important measures as they exclude the effects of items which primarily reflect the impact of long-term investment and financing decisions, rather than the performance of the company’s day-to-day operations. As compared to net profit, these measures are limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the company’s business, or the charges associated with impairments. Management evaluates such items through other financial measures such as capital expenditures and cash flow provided by operating activities. The company believes that these measurements are useful to measure a company’s ability to grow or as a valuation measurement. The company’s calculation of EBITDA may not be comparable to similarly titled measures reported by other companies. EBITDA should not be considered as an alternative to net profit or any other performance measure derived in accordance with IFRS. The company’s presentation of EBITDA should not be construed to imply that its future results will be unaffected by unusual or non-recurring items.

Exchange Rate

This press release contains translations of certain euro amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from euros to U.S. dollars in this press release were made at a rate of EUR 1.00 to USD 1.214101, the 12:00 noon ET buying rate of the Federal Reserve Bank of New York for the euro on December 31, 2014.

Webcast and Conference Call

Materialise will hold a conference call and simultaneous webcast to discuss its financial results for the fourth quarter of 2014 today, March 4, 2015, at 8:30a.m. ET/14:30 CET. Company participants on the call will include Wilfried Vancraen, Founder and Chief Executive Officer, Peter Leys, Executive Chairman, and Frederic Merckx, Chief Financial Officer. A question-and-answer session will follow management’s remarks.

To access the conference call, please dial 844-469-2530 (U.S.) or 765-507-2679 (international) and passcode is #74274659. The conference call will also be broadcast live over the Internet with an accompanying slide presentation, which can be accessed on the company’s website at http://investors.materialise.com. A replay of the conference call will be available via telephone beginning approximately one hour after the call ends through Thursday, March 5, 2015. U.S. participants can access the replay by dialing 855-859-2056 and international participants can dial 404-537-3406. The access code for the replay is 74274659. A webcast of the conference call and slide presentation will be archived on the company’s website for one year.

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About Materialise

With its headquarters in Leuven, Belgium, and branches worldwide, Materialise is a provider of Additive Manufacturing (AM) software solutions and sophisticated 3D printing services in a wide variety of industries, including healthcare, automotive, aerospace, art and design and consumer products. Materialise has been playing an active role in the field of AM since 1990, through its involvement in AM for industrial and medical applications, by providing biomedical and clinical solutions such as medical image processing and surgical simulations and by developing unique solutions for its customers’ prototyping, production, and medical needs.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations, plans, objectives, strategies and prospects, both financial and business, including statements concerning, among other things, current estimates of fiscal 2015 revenues and adjusted EBITDA, investments in R&D and S&M initiatives, results of operations, cash needs, capital expenditures, expenses, financial condition, liquidity, prospects, growth and strategies, and the trends and competition that may affect the markets, industry or us. Such statements are subject to known and unknown uncertainties and risks. When used in this presentation, the words “estimate,” “expect,” “anticipate,” “project,” “plan,” “intend,” “believe,” “forecast,” “will”, “may”, “could”, “might”, “aim”, “should,” and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon the expectations of management under current assumptions at the time of this press release. These expectations, beliefs and projections are expressed in good faith and the company believes there is a reasonable basis for them. However, the company cannot offer any assurance that our expectations, beliefs and projections will actually be achieved. By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics and industry change, and depend on economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. We caution you that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. All of the forward-looking statements are subject to risks and uncertainties that may cause the company’s actual results to differ materially from our expectations, including risk factors described under the heading “Risk Factors” in the Amendment No. 5 to our Registration Statement on Form F-1 filed with the SEC on June 23, 2014. There are a number of risks and uncertainties that could cause the company’s actual results to differ materially from the forward-looking statements contained in this press release.

The company is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise, unless it has obligations under the federal securities laws to update and disclose material developments related to previously disclosed information.

Investor Contacts:

Harriet Fried/Jody Burfening

LHA

212-838-3777

hfried@lhai.com

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Materialise NV

Consolidated income statements (unaudited)

	For the quarter ended December 31			For the year ended December 31
	2014	2014	2013	2014	2013
(In thousands, except EPS)	U.S. $	euros	euros	euros	euros
Revenue	28,642	23,591	19,505	81,355	68,722
Cost of Sales	(11,586)	(9,543)	(8,894)	(32,396)	(27,189)

Gross Profit	17,056	14,048	10,612	48,959	41,534

Research and development expenses	(5,681)	(4,679)	(2,921)	(15,093)	(10,596)
Sales and marketing expenses	(11,321)	(9,325)	(6,684)	(27,543)	(22,360)
General and administrative expenses	(3,855)	(3,175)	(1,202)	(11,645)	(8,649)
Other operating income	2,701	2,225	2,093	6,048	5,106
Other operating expenses	6	5	(436)	(396)	(615)

Operating (Loss) Profit	(1,094)	(901)	1,462	330	4,420

Financial expenses	(399)	(329)	(652)	(1,150)	(1,260)
Financial income	846	697	161	3,160	273
Share in loss of a joint venture	(64)	(53)	—	(81)	—

Profit before taxes	(711)	(586)	971	2,259	3,433

Income Taxes (benefit)	49	40	253	(387)	(21)

Net profit (loss)	(663)	(546)	1,224	1,872	3,412
Net profit (loss) attributable to:
The owners of the parent	(589)	(485)	1,241	2,061	3,509
Non-controlling interest	(74)	(61)	(17)	(189)	(97)

EPS attributable to the owners of the parent
Basic	(0.01)	(0.01)	0.03	0.05	0.09
Diluted	(0.01)	(0.01)	0.03	0.05	0.09

Weighted average basic shares outstanding	47,110	47,110	37,810	43,118	37,841
Weighted average fully diluted shares outstanding	47,110	47,110	38,086	43,288	38,124

Consolidated statements of comprehensive income (Unaudited)

	For the quarter ended December 31			For the year ended December 31
	2014	2014	2013	2014	2013
(In thousands)	U.S. $	euros	euros	euros	euros
Net profit (loss) for the year	(663)	(546)	1,224	1,872	3,412
Other comprehensive income
Exchange differences on translation of foreign operations*	(135)	(111)	79	126	(31)
Other comprehensive income (loss), net of taxes	(135)	(111)	79	126	(31)
Total comprehensive income (loss) for the year, net of taxes	(798)	(657)	1,303	1,998	3,381
Total comprehensive income (loss) attributable to:
The owners of the parent	(724)	(596)	1,320	2,187	3,478
Non-controlling interest	(74)	(61)	(17)	(189)	(97)

*	May be reclassified subsequently to profit & loss

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Materialise NV

Consolidated statements of financial position (Unaudited)

(in thousands of euros)

	December 31,
	2014	2013
Assets
Current assets
Inventory	3,660	3,328
Trade receivables	18,370	12,382
Other current assets	3,540	3,053
Held to maturity investments	10,000	—
Cash and cash equivalent	51,019	12,598

Total current assets	86,589	31,361

Non-current assets
Goodwill	7,714	1,612
Intangible assets	7,727	1,439
Property, plant & equipment	30,212	20,167
Investments in joint ventures	419	—
Deferred tax assets	232	406
Other financial assets	328	253
Total non-current assets	46,632	24,327

Total assets	133,221	55,688
Equity and liabilities

Current liabilities
Loans & borrowings	5,499	4,640
Trade Payables	7,205	6,794
Tax Payables	128	43
Deferred income	11,652	6,773
Other current liabilities	8,657	5,841

Total current liabilities	33,141	24,091

Non-current liabilities
Loans & borrowings	11,848	11,676
Deferred tax liabilities	1,329	212
Deferred income	767	1,634
Other non-current liabilities	969	340

Total non-current liabilities	14,913	13,862

Net equity
Share capital	2,788	2,235
Share premium	76,650	12,321
Consolidated reserves	5,764	3,198
Other comprehensive income (loss)	97	(29)
Equity attributable to the owners of the parent	85,299	17,725

Non-controlling interest	(132)	10

Total equity	85,167	17,735

Total equity and liabilities	133,221	55,688

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Materialise NV

Consolidated cash flow statements (Unaudited)

(in thousands of euros)	For the year ended
	2014	2013
Operating activities
Net profit for the year	1,872	3,412
Non-cash and operating adjustments
Depreciation of property, plant & equipment	3,498	2,776
Amortization of intangible assets	1,067	414
Share-based payment expense	675	31
Loss on disposal of property, plant & equipment	23	80
Government grants	(8)	(11)
Movement in provisions and allowance for bad debt	361	(4)
Financial income	(260)	(156)
Financial expense	1,031	820
Impact of foreign currencies	(2,781)	323
Share of loss in a joint venture	81	—
Deferred tax expense (income)	73	(7)
Income taxes	314	28
Other	23	49
Working capital adjustments
Increase in trade receivables and other receivables	(5,749)	(2,528)
Decrease (increase) in inventories	(311)	159
Increase in trade payables and other payables	5,177	3,495
Income taxes paid	(247)	—

Net cash flow from operating activities	4,839	8,881

Investing activities
Purchase of property, plant & equipment	(9,581)	(2,415)
Purchase of intangible assets	(923)	(533)
Proceeds from the sale of property, plant & equipment, net	103	—
Acquisition of subsidiaries	(10,364)	(365)
Investments in joint-ventures	(500)	—
Investments in held to maturity investments	(10,000)	—
Interest received	20	13
Net cash flow used in investing activities	(31,245)	(3,300)

Financing activities
Proceeds from loans & borrowings and convertible debt	3,299	3,804
Repayment of loans & borrowings	(3,914)	(3,129)
Repayment of finance leases	(1,403)	(489)
Proceeds from the exercise of warrants	73	155
Capital increase in subsidiary by non-controlling interest	781	1,000
Contribution unpaid capital non-controlling interest	35	66
Capital increase in parent company	70,484	—
Directly attributable expenses from capital increase	(6,279)	—
Interest paid	(606)	(467)
Other financial expense	(413)	(211)

Net cash flow from financing activities	62,057	729

Net increase of cash and cash equivalents	35,651	6,310
Cash and cash equivalents at beginning of year	12,598	6,417
Exchange rate differences on cash & cash equivalents	2,770	(129)

Cash & cash equivalents at end of year	51,019	12,598

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Materialise NV

SEGMENT P&L (Unaudited)

(In thousands of euros, except percentages)	3D Printing Software	Medical	Industrial Production	Total Segments	Adjustments & Eliminations	Consolidated
For the three month period ended December 31, 2014
Revenues	5,424	8,813	9,563	23,799	(209)	23,591
Segment EBITDA	1,665	501	(38)	2,127	(1,468)	659
Segment EBITDA %	30.7%	5.7%	(0.4)%	8.9%		2.8%

For the three month period ended December 31, 2013
Revenues	3,597	7,470	8,389	19,456	49	19,505
Segment EBITDA	1,283	1,120	293	2,696	(381)	2,315
Segment EBITDA %	35.7%	15.0%	3.5%	13.9%		11.9%

(In thousands of euros, except percentages)	3D Printing Software	Medical	Industrial Production	Total Segments	Adjustments & Eliminations	Consolidated
For the full year ended December 31, 2014
Revenues	18,095	30,034	33,222	81,351	4	81,355
Segment EBITDA	6,586	2,917	1,144	10,647	(5,752)	4,895
Segment EBITDA %	36.4%	9.7%	3.4%	13.1%		6.0%

For the year ended December 31, 2013
Revenues	13,432	27,992	27,239	68,663	59	68,722
Segment EBITDA	5 ,141	4,973	1, 026	11,140	(3,530)	7,610
Segment EBITDA %	38.3%	17.8%	3.8%	16.2%		11.1%

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Materialise NV

Reconciliation of Net Profit/(Loss) to EBITDA and Adjusted EBITDA (Unaudited)

	For the quarter ended December 31		For the year ended December 31
(in thousands of euros)	2014	2013	2014	2013
Net (loss)/profit	(546)	1,224	1,872	3,412

Income taxes	(40)	(253)	387	21
Financial expenses	329	652	1,150	1,260
Financial income	(698)	(161)	(3,160)	(273)
Share in loss of a joint venture	81	0	81	0
Depreciation & amortization	1,533	853	4,565	3,190

EBITDA	659	2,315	4,895	7,610
Non-recurring IPO Expenses	0	0	182	0
Non-cash stock-based compensation expenses	268	0	675	0
Adjusted EBITDA	927	2,315	5,752	7,610